Mayer Brown LLP
1999 K Street, N.W.
Washington, D.C. 20006-1101
Main Tel +1 202 263 3000
Main Fax +1 202 263 3300
www.mayerbrown.com
Amy W. Pershkow
Direct Tel +1 202 263 3336
Direct Fax +1 202 263 5336
apershkow@mayerbrown.com
September 7, 2012
BY EDGAR
Deborah O’Neal-Johnson
Senior Counsel
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	The Vantagepoint Funds File Nos. 333-60789 and 811-08941
Dear Ms. O’Neal-Johnson:
On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff of the Securities and Exchange Commission (the “Commission”) you provided to us in our telephone call on August 15, 2012 (“Staff Comments”). This correspondence is being filed in electronic format today with the Commission. Our responses are also being incorporated into a filing made pursuant to Rule 497 under the Securities Act of 1933 (the “497 Filing”), expected to be filed with the Commission on or about September 10, 2012.
This letter is submitted to respond on a point-by point basis to the Staff Comments. Each of the Staff Comments is set forth below and is followed by the Fund’s response (with page references to the 497 Filing as applicable). For reference we have attached copies of the relevant page from the 497 Filing reflecting the revision noted.
STAFF COMMENTS FOLLOWED BY FUND RESPONSES
PROSPECTUS
Fund Fees & Expenses
1.	Confirm that there are no Shareholder Fees for the Vantagepoint Milestone 2050 Fund (“2050 Fund”).
Response:
     The are no Shareholder Fees for the 2050 Fund as disclosed in the 2050 Fund’s fee table on page 1 of the prospectus in the 497 Filing.

Ms. O’Neal-Johnson
Securities and Exchange Commission
September 7, 2012

2.	Please state whether there is any recoupment, reimbursement, or offset mechanism available to the 2050 Fund’s investment adviser, Vantagepoint Investment Advisers, LLC (“VIA”), in connection with the fee waiver it has entered into with the 2050 Fund. In addition, please list, in a footnote to the annual fund operating expenses table, all exclusions from the fee waiver.
Response:
     There is no recoupment, reimbursement, or offset mechanism available to VIA in connection with the fee waiver it has entered into with the 2050 Fund. With respect to exclusions, the fee waiver agreement provides, in pertinent part:
The amount of fees waived or expenses reimbursed pursuant to this Agreement shall be limited to that portion of the Fund’s total “Annual Fund Operating Expenses” that exceeds 1.10% of the Fund’s annual average daily net assets. Total “Annual Fund Operating Expenses” shall mean all annual fund operating expenses that are deducted from the Fund’s assets (including “Other Expenses,” such as expenses of the Fund’s underlying funds in which the Fund invests; “Management Fees” and “Distribution [and/or Service] (12b-1) Fees”), as defined in the Instructions to Item 3 of Form N-1A as in effect on the date of this Agreement.
Accordingly, the footnote to the annual fund operating expenses table which describes the fee waiver on page 1 of the prospectus of the 497 Filing has been revised to disclose that extraordinary expenses (which are not included in “Other Expenses,” as defined in Form N-1A) are excluded from the fee waiver.
Financial Intermediaries
3.	Confirm that neither the 2050 Fund nor any of its related parties pay financial intermediaries for the sale of shares of the 2050 Fund or related services and therefore the Fund does not need to include the statement required by Item 8 of Form N-1A.
Response:
     Neither the 2050 Fund nor any of its related parties pay financial intermediaries for the sale of shares of the 2050 Fund or related services and therefore the Fund does not need to include the statement required by Item 8 of the Form.

Ms. O’Neal-Johnson
Securities and Exchange Commission
September 7, 2012

Statement of Additional Information
Credit Default Swaps
4.	Confirm that to the extent that the 2050 Fund (or any underlying fund) utilizes credit default swaps the notional value of the credit default swap will be covered for purposes of Section 18 of the Investment Company Act of 1940.
Response:
     The 2050 Fund currently is not permitted to utilize credit default swaps (although certain of its underlying funds may). With respect to the underlying funds (and with respect to the 2050 Fund, to the extent that it becomes permitted to do utilize credit default swaps in the future), the Fund’s Derivatives Policies and Procedures requires all series of the Fund utilizing credit default swaps to “cover” the notional value of the credit default swap for Section 18 purposes. The Fund intends to comply with these policies and procedures.
Information about the Officers and Directors
5.	Please confirm that the table includes all directorships held during the past five years by each director in any company with a class of securities registered pursuant to section 12 of the Securities Exchange Act of 1934 or subject to the requirements of section 15(d) of the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.
Response:
     The Fund confirms the table beginning on page 35 of the Statement of Additional Information in the 497 Filing includes all directorships held by each director during the past five years.
*     *     *     *
     The Fund hereby acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. O’Neal-Johnson
Securities and Exchange Commission
September 7, 2012

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any questions regarding the above responses or the 497 Filing should be directed to either Amy Ward Pershkow at (202) 263-3336 or Catherine Taulbee at (202) 962-4600 x4998.
Thank you for your attention to this filing.
Very truly yours,
/s/ Amy W. Pershkow
Amy W. Pershkow
Enclosure
cc: Cathy Taulbee

Fund Summary

Milestone 2050 Fund

Investment Objective
To offer high total return consistent with the Fund’s current asset allocation.

Fund Fees & Expenses
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Transaction fees	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage
of the value of your investment)

Management fees	0.10%
Other expenses[1]	1.77%
Acquired fund fees and expenses[2]	0.73%
Total annual fund operating expenses[2]	2.60%
Fee waiver and/or expense reimbursement[3]	(1.50%)
Total annual fund operating expenses after fee waiver and/or expense reimbursement[3]	1.10%

[1]	Other expenses are based on estimated amounts for the current fiscal year.
[2]	Shareholders of the Fund indirectly pay the fees and expenses of the Acquired funds. Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.
[3]	The investment adviser has agreed to waive fees or reimburse expenses (other than extraordinary expenses) until April 30, 2014 to limit the Fund’s total annual operating expenses to 1.10%. After such date, this arrangement can be terminated by the investment adviser upon notification to the Fund’s Board of Directors.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that the contractual fee waiver and/or expense reimbursement described above expires on April 30, 2014 and therefore is only reflected in the 1 year example. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	$112
3 years	$666

Portfolio Turnover
The Fund has not commenced operations as of the date of this Prospectus and, therefore, portfolio turnover rate is not applicable to this Fund.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund invests in a combination of other Vantagepoint Funds using an asset allocation strategy designed for investors who expect to begin making gradual withdrawals from the Fund, typically at or after retirement (assumed to occur at age 60), in or around the year 2050. The Fund invests in a combination of equity investments and fixed income investments. As time elapses, the Fund’s allocation to equity investments decreases, the Fund’s allocation to fixed income investments increases, and an allocation is added (and increased) to investments in asset classes and strategies that have historically exhibited a low correlation to traditional fixed income and equity investments (through the Diversifying Strategies Fund, a “multi-strategy” Fund) in a manner that the adviser believes to be appropriate, so that by June 30 of the year 2060 (10 years after the year indicated in the Fund’s name), the Fund’s net assets will be invested approximately 25% in equity Funds, 55% in fixed income Funds, and 20% in the multi-strategy Fund.

The Fund’s allocations will change over time. The Fund invests in the following Vantagepoint Funds at target allocations within the current ranges indicated:

Fixed Income Fund:	Allocation Range:

Core Bond Index Fund (Class I)	0% - 10%

Equity Funds:	Allocation Range:

Equity Income Fund	22% - 32%

Growth & Income Fund	11% - 21%

Growth Fund	8% - 18%

Mid/Small Company Index Fund (Class I)	15% - 25%

International Fund	14% - 24%

Subject to the supervision of the Funds’ Board of Directors, the Fund’s investment adviser may, at its discretion, increase or decrease the target allocations to the underlying Funds. The adviser monitors the Fund’s allocations and will “rebalance” its portfolio as necessary to return the Fund to, or close to, the intended asset allocation.

The Fund is designed to “age” so that its asset allocation becomes more conservative over time until it achieves a final constant asset allocation approximately 10 years after the year 2050. This is intended to reduce investment risk as investors move towards and into retirement.

1